MANAGEMENT’S DISCUSSION & ANALYSIS – 2014 SECOND QUARTER
This MD&A is dated as at July 30, 2014, and was reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nevsun Resources Ltd. and notes thereto for the three and six months ended June 30, 2014, as well as the 2013 audited consolidated financial statements, the annual 2013 MD&A dated March 11, 2014, and the 2013 Annual Information Form (AIF) dated March 24, 2014. All references in this MD&A to “Nevsun” or the “Company” include Nevsun Resources Ltd. and each of its wholly and partially owned subsidiaries on a consolidated basis, unless otherwise stated. The information provided herein supplements but does not form part of the financial statements. This discussion covers the three and six months ended June 30, 2014, and the subsequent period up to the date of issue of this MD&A. Unless otherwise noted, all dollar amounts are stated in thousands of United States dollars, except per ounce, per tonne, per pound and per share data. Additional information relating to the Company is available at www.sedar.com.

Business of the Company
The principal business of Nevsun is the operation of the Bisha Mine in Eritrea, located in northeast Africa. Nevsun is a 60% shareholder in Bisha Mining Share Company (BMSC), which owns and operates the Bisha Mine. The remaining 40% interest is held by the Eritrean National Mining Corporation (ENAMCO) and is referred to as the non-controlling interest herein.
The Bisha Mine is a gold, copper and zinc deposit that is projected to have a strong economic return over the remaining eleven year mine life. The top layer of the deposit was gold oxide material lying at surface that allowed an early payback of gold phase capital and allowed for funding of the copper phase expansion. Mining of the gold oxide phase was completed by the end of Q2 2013. The copper flotation plant achieved commercial production in December 2013 with 2014 being the first full year of copper concentrate production. The development of the zinc flotation circuit, which is expected to be online in H1 2016, is underway. The Bisha Mine has the full support of the Eritrean Government.
The Company’s significant exploration and development projects include the development of the Bisha Mine zinc flotation circuit, and exploration of the Northwest deposit and Mogoraib River license area which includes the Hambok deposit.
Nevsun is listed for trading on both the Toronto Stock Exchange (TSX) and NYSE MKT LLC (NYSE MKT) stock exchanges under the symbol NSU.

Second quarter	highlights

•	Produced 47.4 million pounds of copper in the quarter including 17.8 million pounds in June 2014

•	Sold 51.5 million pounds of copper, a 51% increase over Q1 2014

•	Achieved C1 cash costs of $1.05 per pound with strong earnings and cash flows

•	Working capital approaching $500 million

•	Announced successful drilling results from Bisha regional exploration

•	Paid peer leading annualized dividend of $0.14 per share

	Q2 2014	Q1 2014	YTD 2014
Revenues (millions)	$169.2	$99.2	$268.4
Copper in concentrate produced, millions of pounds	47.4	39.7	87.1
Copper in concentrate produced, tonnes	21,500	18,000	39,500
Payable copper sold, millions of pounds(1)	51.5	34.0	85.5
Payable copper sold, tonnes(1)	23,400	15,400	38,800
Copper price realized, per payable pound sold(2)	$3.21	$3.01	$3.14
C1 cash cost per payable pound sold(3)	$1.05	$0.98	$1.01
Net income attributable to Nevsun shareholders (millions)	$30.5	$15.4	$45.9
Earnings per share	$0.15	$0.08	$0.23
		June 30, 2014	December 31, 2013
Cash and cash equivalents (millions)		$359.2	$302.7
Working capital (millions)		$497.8	$419.1

(1)
Q1 2014 included 4.5 million pounds or 2,000 tonnes (Q4 2013 – 30.6 million pounds or 13,900 tonnes) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

(2)	Refer to page 8 of the MD&A.

(3)
C1 cash cost is a non-GAAP measure and includes mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. Royalties are excluded from the calculation of the C1 cash cost. Non-GAAP measures do not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other companies. Refer to Non-GAAP Performance Measures for a reconciliation of IFRS measures to C1 cash cost.

Outlook for 2014

2014 Objectives

•	Maintain top quartile safety performance at Bisha operations

•	Execute on social and environmental commitments

•	Produce 180 – 200 million pounds of copper

•	Achieve C1 cash costs in industry lowest quartile (<$1.30)

•	Growth via a merger or acquisition

•	Obtain expanded exploration rights and continue generative exploration in Eritrea

•	Continue paying peer leading dividends
We are making good progress towards achieving all of the 2014 Objectives outlined above. This progress demonstrates the Company’s focus to deliver on financial and operational performance while meeting the commitments we have made to all of our key stakeholders. Please refer to our 2013 CSR report released during Q2 2014, posted on the Company’s website at http://nevsun.com/responsibility/reporting/.
We expect to produce and sell between 180 and 200 million pounds of copper in concentrate during 2014. Plant optimization especially trucking logistics improved significantly during Q2 2014. With trucking logistics greatly enhanced, we remain focused on several key operational issues including heavy mobile fleet availabilities, further plant optimization and the impact of the expected decrease in copper feed grade for the second half of 2014. The expected decrease in copper grade during the second half of 2014 will not impact copper production as there remains ample mill throughput capacity. As disclosed during Q1 2014, we have held back our mill feed rates throughout the first half of 2014 in order to maintain copper recovery rates. With forecast lower copper feed grades, mill feed rates can be increased to maintain or potentially increase copper recoveries during the second half of 2014. We reiterate our guidance of achieving annual C1 cash costs in the lowest industry quartile but expect our C1 cash costs to increase during the second half of 2014 due to anticipated lower precious metals by-product credits and increased volumes of ore mined and milled.
Nevsun is committed to disciplined capital allocation. The growth strategies include a mix of organic/exploration investment and mergers and acquisitions (M&A). Bisha has an aggressive generative exploration program on the highly prospective Bisha property and neighbouring Mogoraib River License. Future internal growth will come from monetization of the considerable additional metal value in long term stockpiles. These stockpiles include 6,500 tonnes of precious metals concentrate containing about 7,000 ounces of gold with high silver content. The Company has also mined and stockpiled over 120,000 tonnes of oxide ore at approximately 6 g/t gold containing over 20,000 ounces of gold, and 400,000 tonnes of pyrite sand ore that contains over 60,000 ounces of gold with significant silver content. The Company continues to explore alternatives to monetize these stockpiles.
The Company continues to dedicate significant management time and effort for external growth. The Company’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on our investment for shareholders that will allow us to maintain and grow our dividend in the future.

Operating review

Key operating information – Bisha Mine:
	Q2 2014	Q1 2014	YTD 2014
Ore mined, tonnes(1) (2)	697,000	487,000	1,184,000
Waste mined, tonnes	2,719,000	3,471,000	6,190,000
Strip ratio, (using tonnes)	3.9	7.1	5.2
Processing – copper:
Ore milled, tonnes	386,000	353,000	739,000
Copper feed grade, %	6.6	6.1	6.4
Recovery, % of copper	84.6	83.5	84.1
Copper concentrate grade, %	27.1	28.8	27.9
Copper in concentrate produced, millions of pounds	47.4	39.7	87.1
Copper in concentrate produced, tonnes	21,500	18,000	39,500
Payable copper sold, millions of pounds(3)	51.5	34.0	85.5
Payable copper sold, tonnes(3)	23,400	15,400	38,800
Copper price realized per payable pound sold	$3.21	$3.01	$3.14
C1 cash cost per payable pound sold	$1.05	$0.98	$1.01

(1)	Ore tonnes mined for the three month period ended March 31, 2014 included 91,000 tonnes of oxide ore including pyrite sand, 382,000 tonnes of supergene ore and 14,000 tonnes of primary ore.

(2)	Ore tonnes mined for the three month period ended June 30, 2014 included 126,000 tonnes of oxide ore including pyrite sand, 531,000 tonnes of supergene ore and 40,000 tonnes of primary ore.

(3)
Q1 2014 included 4.5 million pounds or 2,000 tonnes (Q4 2013 – 30.6 million pounds or 13,900 tonnes) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

During Q2 2014, 697,000 tonnes of ore was mined, of which 531,000 tonnes was supergene ore and the remaining oxide, pyrite sand and primary ores which were stockpiled for later processing. The oxide and pyrite sand stockpiles are estimated to contain over 80,000 ounces of gold.  Mobile equipment maintenance issues coupled with some in-pit dewatering activities had an adverse impact on waste mining with 2,719,000 tonnes mined in the quarter. However the lower than expected stripping during Q2 2014 is not expected to impact achieving copper production guidance in 2014.
Copper grades continued to exceed expectations at 6.6% in the quarter due to a combination of positive metal reconciliation and a variance to the original mine plan. As previously disclosed, the copper concentrator was designed for an average 4.5% copper feed. Accordingly, mill feeds in 2014 have been purposely reduced in order to match the 13.2 tonnes of copper produced per operating hour to avoid excessive copper losses to the tails management facility. We expect grades to decrease during the second half of 2014, approaching the original design of the flotation circuit by year-end. With lower copper feed grades, we can increase mill feed and maintain or potentially increase recoveries during the second half of 2014. We expect our C1 cash costs to increase during the second half of 2014 due to anticipated lower precious metals by-product credits and increased volumes of ore mined and milled.
Copper concentrate grades of 27% are lower than the planned 30% as the plant is carefully managed to ensure we meet the specifications of our contractual commitments with our various counterparties. Bisha will work to increase concentrate grades as much as possible in the second half to minimize shipping and smelting charges.
The trucking supplier’s new trucks were put into service in early May 2014 which has led to improved performance later in Q2 2014. This additional truck capacity allowed us to sell 51.5 million pounds during Q2 2014, a 51% increase versus the prior quarter.

Exploration
In Q2 2014, the Company spent $2.2 million to fund 9,336 metres of exploration diamond drilling (41 holes), airborne geophysical surveys and data evaluation at the Bisha Operation.

Hambok Deposit and Mogoraib River Exploration License:
Hambok is located on the Mogoraib River Exploration License that was acquired in October 2012. The Mogoraib River License consists of 73.1 square kilometres and is valid until July 2014 whereupon a successive annual renewal application is required to be submitted to the Ministry of Energy and Mines. The renewal application was submitted at the end of Q2 and includes a mandated reduction of the license area to 54.8 square kilometres.
Hambok represents potential additional mill feed and is located 16 kilometres southwest of the Bisha plant facilities. A new open pit constrained mineral resource estimate for Hambok was released in February 2014 and work is underway to assess the preliminary economics of this deposit and to detail any further work requirements. During Q2 2014, 729 metres of diamond drilling in 4 holes were completed in the immediate Hambok deposit area to the west and east of the known deposit. No significant additional zones of mineralization were encountered.
Drilling also took place regionally on the Mogoraib River License in Q2 2014 with 5,954 metres of drilling being completed in 27 holes, the majority of which was centred on the Aderat prospect. Assay results from the first three holes drilled at Aderat were released on June 16, 2014 and additional results are pending. Aderat is located approximately four kilometres north of the Hambok deposit and ten kilometres from the Bisha Mine and processing plant. Aderat was initially intersected by diamond drilling conducted by the previous exploration license owner in hole ANK-006 which returned an interval of 27 metres grading 3.56% Zn, 0.75% Cu and 0.87 g/t Au.
BMSC geologists were impressed that the mineralization in hole ANK-006 was within intense chlorite and sericite altered felsic volcanic rocks and had high metal tenor (for example values of up to 12.75% Zn and 2.61% Cu occur in zones of only 15 to 25% sulphide overall). This coupled with the elevated gold grades (up to 2.36 g/t Au) and the location of the mineralization on the flank of an associated geophysical anomaly, indicated that a significant mineralized system was potentially present in the area and that further work was warranted.
BMSC’s first hole MX-010 drilled approximately 100 metres above ANK-006 returned numerous anomalous intervals of highly altered felsic volcanic rock with elevated copper and zinc values confirming that a significant base metal enriched alteration zone was associated with the mineralization. Follow-up hole MX-011, drilled approximately 100 metres below ANK-006, intersected improved base metal values and demonstrates that the mineralizing system appears to be gaining strength at depth. Hole MX-012, drilled approximately 100 metres north of ANK-006, also intersected similar strong base metal values and further expands the zone.
Highlights from the results of these two holes include:

•	Hole MX-11: 1.38% Cu, 7.82% Zn, 1.12 g/t Au, 25.6 g/t Ag over 10.25 m

•	Hole MX-12: 0.79% Cu, 6.99% Zn, 0.38 g/t Au, 13.5 g/t Ag over 16.00 m, including: 1.13% Cu, 11.15% Zn, 0.52 g/t Au, 18.8 g/t Ag over 9.00 m

Harena Deposit:
During Q2 2014, exploration drilling commenced at the Harena deposit. A total of 2,390 metres of drilling was completed in 9 holes and work continues. The focus of the drilling is to expand the known primary mineralization resource at depth and along strike. These drilling results will be announced during Q3 2014.

VTEM Survey:
During Q2, 2014, a new 2,500 line kilometer VTEM survey was flown over the entire BMSC land holdings. This survey was successful in highlighting a number of new target areas not only on the Mogoraib River License, but also on the Bisha and Harena Mining Licenses. Work is in progress to evaluate these new targets.

Bisha Zinc Expansion Plans
We have continued the de-risking of the zinc expansion during the quarter. Key actions completed include complete owner's team selection, basic engineering for major equipment, civil works for concentrate pad and reagent storage and the ordering of the flotation cells and the regrind mills. The zinc plant commissioning remains on track for the first half of 2016 and our cost estimate is $90 million.

Selected quarterly financial information
Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited) are presented below. The Company’s gold production phase began winding down in Q1 2013, and had ceased by the end of Q2 2013. The Company was in the commissioning and pre-commercial production stages of its copper production phase during H2 2013, and declared commercial copper production on December 1, 2013. The first commercial-stage revenues related to copper production were recognized in Q1 2014. The quarterly variances evident in the following table are the result of the shift in production phases.

	2014 2nd	2014 1st	2013 4th	2013 3rd
Revenues	$169,223	$99,151	$4,000	$25,783
Operating income	94,955	51,983	587	12,980
Net income (loss) for the period	53,688	28,180	(4,860)	4,306

Net income (loss) attributable to Nevsun shareholders	30,528	15,440	(4,212)	1,170
Earnings (loss) per share attributable to Nevsun shareholders – basic	0.15	0.08	(0.03)	0.01
Earnings (loss) per share attributable to Nevsun shareholders – diluted	0.15	0.08	(0.03)	0.06

	2013 2nd	2013 1st	2012 4th	2012 3rd
Revenues	$54,785	$71,130	$98,944	$169,992
Operating income	20,049	37,779	59,893	125,482
Net income for the period	10,305	19,503	35,432	75,636

Net income attributable to shareholders	5,274	10,625	20,245	44,211
Earnings per share attributable to Nevsun shareholders – basic	0.03	0.05	0.10	0.22
Earnings per share attributable to Nevsun shareholders – diluted	0.03	0.05	0.10	0.22

Results of operations -	three months ended June 30, 2014	review
The following variances result when comparing operations for the three months ended June 30, 2014, with the same period of the prior year (in US $000s, except per ounce and per pound data). Most of the variances for revenues, operating expenses, royalties and depreciation and depletion are attributable to the Company having been winding down its full gold production phase during Q2 2013, as compared to being in its full copper production phase during Q2 2014. Accordingly, the explanations of the variances from the comparative period are not as useful as in prior periods.
Revenues: The Company’s Q2 2014 revenues of $169,223 (Q2 2013 - $54,785) are comprised of copper concentrate sales of $165,504 (Q2 2013 - $nil) and copper concentrate by-product sales of $17,697 (Q2 2013 - $nil), net of copper concentrate treatment and refining charges of $13,749 (Q2 2013 - $nil) and an other revenue credit of $229 (Q2 2013 - $nil). Other revenue consists of sales of high-grade precious metals ore directly to buyers and price adjustments recognized on those sales. Revenues included sales of 51.5 million payable pounds of copper (Q2 2013 - nil) at an average realized price of $3.21 per pound (Q2 2013 - $nil). Copper concentrate by-product revenues for Q2 2014 included sales of 7,800 ounces of gold at an average realized price of $1,219 per ounce and 421,600 ounces of silver at an average realized price of $19.43 per ounce. Q2 2013 revenue of $54,785 included sales of 36,200 ounces of gold at an average realized price of $1,374 per ounce, and 229,300 ounces of silver at an average realized price of $22 per ounce.
Operating expenses: The Company recorded operating expenses for Q2 2014 of $57,601 (Q2 2013 - $27,231). The increase from the comparative period results from higher costs of mill consumables, fuel, shipping and transport, and salaries and wages. The Company expects total operating costs to be higher during the copper phase.
Royalties: The Company incurs a 3.5% royalty on base metal shipments and a 5% precious metals royalty on its gold and silver sales. In Q2 2014 royalty expenses of $4,861 (Q2 2013 - $2,856) were recorded. In Q2 2014, the Company incurred higher royalties as compared to Q2 2013 as a result of higher sales. Royalties are payable at the time concentrate shipments leave the mine, which precedes the revenue recognition point, and are based on gross values at the time of shipment.
Depreciation and depletion: In Q2 2014 depreciation and depletion of $11,806 (Q2 2013 - $4,649) was recorded. Depreciation is primarily calculated using the units-of-production method with copper pounds produced and ore tonnes mined as the basis for the calculation. An increased depreciable value of capital assets during Q2 2014 as compared to Q2 2013, attributable predominantly to the addition of the copper phase assets, and increased production account for the increase in depreciation and depletion for the period.
Administrative: Administrative costs in Q2 2014 were $4,415, up from $2,984 in Q2 2013. Share-based payments expense was $1,607 in Q2 2014 compared to $159 in Q2 2013. Overall, share-based payments expense increased as a result of restricted, performance and deferred share units outstanding during Q2 2014 but not in Q2 2013, as well as credits recorded during Q2 2013 as a result of a decreasing share price at that time, which affected the value of outstanding share appreciation rights. Corporate salaries and employee benefits were $1,312 during Q2 2014, as compared to $1,040 in Q2 2013 as a result of an increase in management at head office. Business development expenses of $360 incurred during Q2 2014 were $630 lower than those incurred in Q2 2013 as a result of fewer external consultants used during the period.
Finance costs: Finance costs in Q2 2014 of $1,451 are comprised of accretion expense of $270 on the Company's reclamation liability, as well as two one-time charges of $703 and $478 related to loans to a supplier and to the non-controlling interest, respectively. Finance costs of $204 recorded during Q2 2013 related only to accretion expense on the Company's reclamation liability.
Income taxes: Income tax expense for Q2 2014 of $36,314 (Q2 2013 - $7,381) is comprised of current income tax expense of $30,841 (Q2 2013 - $2,504) related to the BMSC mining operations and deferred income tax expense of $5,473 (Q2 2013 - $4,877).
Net income: Net income for Q2 2014 was $53,688 (Q2 2013 - $10,305) of which $23,160 (Q2 2013 - $5,031) is attributable to the non-controlling interest and $30,528 (Q2 2013 - $5,274) is attributable to Nevsun shareholders.

Results of operations –	Six months ended June 30, 2014	review
The following variances result when comparing operations for six months ended June 30, 2014, with the same period of the prior year (in US $000s, except per ounce and per pound data). Most of the variances for revenues, operating expenses, royalties and depreciation and depletion are attributable to the Company having been winding down its full gold production phase during the six month period ended June 30, 2013, as compared to being in its full copper production phase during the same period in 2014. Accordingly, the explanations of the variances from the comparative period are not as useful as in prior periods.
Revenues: The Company’s revenues for the six months ended June 30, 2014, are comprised of copper concentrate sales of $254,315 (six months ended June 30, 2013 - $nil), copper concentrate by-product sales of $31,313 (six months ended June 30, 2013 - $nil), and other revenue of $5,467 (six months ended June 30, 2013 - $nil), net of copper concentrate treatment and refining charges of $22,721 (six months ended June 30, 2013 - $nil). Other revenue consists of sales of high-grade precious metals ore directly to buyers and price adjustments on those sales. Revenues in H1 2014 included sales of 81 million payable pounds of copper (six months ended June 30, 2013 - nil) at an average realized price of $3.14 per pound (six months ended June 30, 2013 - $nil). Copper concentrate by-product revenues for the six months ended June 30, 2014, included sales of 13,500 ounces of gold at an average realized price of $1,246 per ounce and 736,600 ounces of silver at an average realized price of $19.67 per ounce. H1 2013 revenue of $125,915 included sales of 77,700 ounces of gold at an average realized price of $1,490 per ounce, and 409,100 ounces of silver at an average realized price of $25 per ounce.
Operating expenses: The Company recorded operating expenses for the six months ended June 30, 2014, of $91,710 (six months ended June 30, 2013 - $52,367). The increase from the comparative period results from higher costs of mill consumables, fuel, shipping and transport, and salaries and wages. The Company expects total operating costs to be higher during the copper phase.
Royalties: In the first half of 2014 royalty expenses of $10,779 (six months ended June 30, 2013 - $6,467) were recorded. The increase in royalties is attributable to higher sales recorded during the 2014 period.
Depreciation and depletion: In the six months ended June 30, 2014, depreciation and depletion of $18,947 (six months ended June 30, 2013 - $9,253) was recorded. The increase in this amount is attributable to a higher value of depreciable assets, primarily related to the addition of the copper phase assets, as well as to higher units of production over which depreciation and depletion are recognized.
Administrative: Administrative costs for the six months ended June 30, 2014, were $9,146, up from $6,001 in the six months ended June 30, 2013. Share-based payments expense was $3,466 in H1 2014, compared to $948 in H1 2013. The increase in H1 2014 resulted from charges related to restricted, performance and deferred share units which had not been granted in H1 2013, as well as credits recorded during H1 2013 related to share appreciation rights as a result of a decreasing share price during that period. Corporate salaries and employee benefits rose from $2,121 in H1 2013 to $2,590 in H1 2014, reflecting an increase in staffing and management levels at head office. Business development decreased from $1,177 in H1 2013 to $565 in H1 2014 as a result of fewer consultants having been retained.
Finance costs: Finance costs for the six months ended June 30, 2014, total $1,730 and are comprised of $549 of accretion expense related to the Company's reclamation liability, and two one-time charges of $703 and $478 related to loans to a supplier and to the non-controlling interest, respectively. Finance costs of $408 for the six months ended June 30, 2013 are comprised entirely of accretion expense.
Income taxes: Income tax expense for the six months ended June 30, 2014, of $56,060 (six months ended June 30, 2013 - $23,256) was comprised of current income tax expense of $44,501 (six months ended June 30, 2013 - $12,671) related to the BMSC mining operations and deferred income tax expense of $11,559 (six months ended June 30, 2013 - expense of $10,585).
Net income: Net income for the six months ended June 30, 2014, was $81,868 (six months ended June 30, 2013 - $29,808), of which $35,900 (six months ended June 30, 2013 - $13,909) is attributable to non-controlling interest and $45,968 (six months ended June 30, 2013 - $15,899) is attributable to Nevsun shareholders.

Reconciliation of realized copper price

	Q2 2014	YTD 2014
Total revenues	$169,223	$268,374
Add (less):
Copper concentrate by-product sales	(17,697)	(31,313)
Other revenues	229	(5,467)
Treatment and refining charges	13,749	22,721
Provisional and final pricing adjustments on copper concentrate sales	(1,879)	3,567
Copper concentrate revenues before pricing adjustments	$163,625	$257,882

Pounds of payable copper sold (millions)(1)	51.5	81.0

Realized copper price per payable pound sold, before pricing adjustments	$3.18	$3.18
Provisional and final pricing adjustments per payable pound sold	0.03	(0.04)
Realized copper price per payable pound sold	$3.21	$3.14

LME average copper price per pound	$3.07	$3.12

(1)
Pounds of payable copper sold for the YTD 2014 period do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

We have included a reconciliation of the realized copper price to allow readers to correlate revenues reported during 2014 versus the average LME copper price per pound.

Liquidity and capital resources
The Company’s cash and cash equivalents at June 30, 2014, was $359,245 (December 31, 2013 - $302,724). Working capital, including cash and cash equivalents, was $497,822.
For the six months ended June 30, 2014, cash generated from operating activities was $101,124, compared to $2,188 generated in the comparative period in the prior year. The Company paid $43,702 in income taxes in the six months ended June 30, 2014 (six months ended June 30, 2013 - $56,984).
The Company generated $4,911 from investing activities in the six months ended June 30, 2014, (six months ended June 30, 2013 - used $45,895). The Company spent $24,852 on mineral properties, plant and equipment compared to $36,257 during the same period in the prior year. The Company also spent $3,233 on exploration and evaluation work in the six months ended June 30, 2014, compared to $9,638 in the comparative period in 2013. Expenditures on mineral properties, plant and equipment were offset in part by $18,446 (six months ended June 30, 2013 - $nil) of proceeds received on the sale of pre-commercial production copper concentrate inventory during the period. In addition to capital expenditure activity, the $16,750 loan to ENAMCO that was provided in 2013 was repaid during the six months ended June 30, 2014 (six months ended June 30, 2013 - $nil), and the Company provided $2,200 as a loan to a key supplier (six months ended June 30, 2013 - $nil).
The Company used $49,514 in its financing activities in the six months ended June 30, 2014, compared to $9,869 in the same period in the prior year. During the six months ended June 30, 2014, the Company paid dividends to Nevsun shareholders of $20,920 (six months ended June 30, 2013 - $9,949), and distributed $28,750 to the non-controlling interest (six months ended June 30, 2013 - $nil). The increase in dividends to Nevsun shareholders from 2013 is due to dividends being declared on a quarterly basis for 2014.

Non-GAAP performance measure
This document includes a non-GAAP performance measure that does not have a standardized meaning prescribed by IFRS. This performance measure may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that this performance measure is commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses this performance measure extensively in our internal decision making process, including to assess how well the Bisha Mine is performing and to assist in the assessment of overall efficiency and effectiveness of the mine site management team. The following table provides a reconciliation of this non-GAAP measure to the most directly comparable IFRS measure as contained within the Company's issued financial statements.
C1 cash cost per pound is a non-GAAP measure and represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, less net by-product credits. Royalties are excluded from the calculation of C1 cash cost per pound. The costs included in this definition comprise mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. By-product credits are an important factor in determining the C1 cash costs per pound. The Company produces by-product metals, gold and silver, incidentally to copper production activities. The gold and silver are considered to be by-products as they only represent 12% of total revenues during 2014. The cash cost per pound will vary depending on the volume of by-product credits and the relative price of the by-products. The C1 cash cost per pound is calculated by dividing the total costs by payable copper pounds sold. The calculation method is consistent on a period to period basis for purposes of meaningful comparison.

	Q2 2014		YTD 2014
	Total	per pound	Total	per pound
Pounds of payable copper sold (millions)(1)	51.5		81.0
Operating expenses and selling costs	$57,601	$1.12	$91,710	$1.13
Add:
Copper concentrate treatment and refining charges	13,749	0.27	22,721	0.28
Less:
Copper concentrate by-product credits	(17,697)	(0.34)	(31,313)	(0.39)
Selling costs not related to concentrate sales	(87)	—	(672)	(0.01)
Total C1 cash cost per payable pound sold	$53,566	$1.05	$82,446	$1.01

(1)
Pounds of payable copper sold for the YTD 2014 period do not include 4.5 million pounds of copper sold during the pre-commercial production phase. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

Off-Balance sheet arrangements
The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements.

Contingencies
Putative class action complaints settlements
During May 2014 and July 2014 the Company settled with United States and Canadian plaintiffs, respectively, on securities class actions initiated during 2012. Settlement agreements will release the Company and all its related parties from any claims described in these class actions. The settlements are subject to final court approvals, which the Company expects to occur later this year. The settlements will be funded entirely by the Company’s insurance carriers.

Outstanding share data
As of July 30, 2014, the Company had 199,497,802 shares and 11,023,500 options issued and outstanding.

Financial instruments and risk management
A description of financial instruments and types of risks that the Company is exposed to and its objectives and policies for managing such risks is included in the Company’s MD&A for the year ended December 31, 2013, dated March 11, 2014, which is available on SEDAR at www.sedar.com.
The most significant financial instrument in these financial statements is the embedded derivative due to the provisional pricing in our copper concentrate contracts. Revenues are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized in revenue in which the final adjustment is settled. The finalization adjustment recorded for these revenues depends on the actual price when the sale settles. There can also be adjustments for the final amount of metals in the copper concentrate. The settlement dates per our current agreements vary from one to four months after shipment.

Proposed transactions
The Company continually reviews opportunities for growth, however, there are no proposed asset acquisitions, business combinations or mergers currently under offer.

Changes in internal control over financial reporting
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2014, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Changes in accounting standards including initial adoption
In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts WIth Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard is effective for fiscal years ending on or after December 31, 2017 and is available for early adoption. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The new standard does not apply to insurance contracts, financial instruments or lease contracts, which fall under the scope of other standards.
The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company is currently evaluating the impact the new standard will have on its financial statements.

Quality assurance
Mr. Peter Manojlovic, PGeo, and Vice President Exploration of Nevsun Resources Ltd. is a Qualified Person under the terms of NI 43-101 and has reviewed the exploration statements of this MD&A and approved its dissemination.

Forward looking statements
This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections. Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.
Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
Please see the Company’s MD&A for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

NYSE MKT corporate governance
The Company’s common shares are listed on NYSE MKT. Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is posted on the Company’s website at http://www.nevsun.com/corporate/governance/nyse-amex/ and a copy of such description is available by written request made to the Company.

Cautionary note regarding preparation of Mineral Reserves and Resources
This MD&A uses the terms “reserves” and “resources” and derivations thereof. These terms have the meanings set forth in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum’s Classification System (CIM Standards). NI 43-101 and CIM

Standards differ significantly from the requirements of the United States Securities and Exchange Commission (the SEC). Under SEC Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that is “part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination”. In addition, the term “resource”, which does not equate to the term “reserve”, is not recognized by the SEC and the SEC’s disclosure standards normally do not permit the inclusion of information concerning resources in documents filed with the SEC, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. Accordingly, information concerning descriptions of mineralization and resources contained in this Management’s Discussion and Analysis may not be comparable to information made public by US domestic companies subject to the reporting and disclosure requirements of the SEC.

Critical accounting policies and estimates
The Company's consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 4 to the Company's 2013 annual consolidated financial statements, respectively.
In preparing the unaudited condensed consolidated interim financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. Actual results could differ from those estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. Revisions to estimates and the resulting effects on the carrying values of the Company’s assets and liabilities are accounted for prospectively. For a description of the critical judgments in application of accounting policies and information about assumptions and estimation uncertainties, refer to the Company’s MD&A for the year ended December 31, 2013, which is available on SEDAR at www.sedar.com.